Filing by Luxottica Group S.p.A

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Luxottica Group S.p.A

Commission File No.:  001-10421

January 17, 2017

A Growth Story in the Eyewear Industry January 16, 2017

2 Disclaimer No Offer This presentation does not constitute or form any part of an offer to exchange or purchase, or solicitation of an offer to buy or exchange, any securities. Any such offer or solicitation will be made only pursuant to an official offer documentation approved by the appropriate regulators. Forward Looking Statements This presentation includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International (“Essilor”) and Luxottica Group S.p.A (“Luxottica”) (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this presentation concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control,. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marchés financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. Important Additional Information This presentation does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus and well as other documents filed with the authorities (when they are available) at the AMF’s website, www.amf.gouv, CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. Those documents, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com/en/investors/ or by contacting Essilor’s Investor Relations team by email at invest@essilor.com, by telephone at + 33 (0)1 49 77 42 16, by fax at + 33 (0)1 49 77 43 24 or by mail at Investor Relations Department - Essilor International 147 rue de Paris - 94227 Charenton Cedex – France.

3 Fighting Poor Vision, the World’s Biggest Disability 7.2 billion people worldwide 4.5 billion (63%) require vision correction Presbyopes growth rate: 2.5% Myopes growth rate: 3.3%   100% should protect their eyes (sun, UV, blue light) 1.6 billion in Asia 530 million in Africa   170 million in Middle East  Sunglasses market growth: 6-7% Massive under-penetration in Fast-Growing Markets   High potential for prescription sunwear  1.9 billion Corrected 2.5+ billion Uncorrected 1.4 billion Equipped with sunglasses 5.8 billion Unequipped Cataract/Eyelid cancer  Source: Essilor – 2015 estimates 130 million in Latin America

4 Key Transaction Rationale Two major players in the eyewear industry, sharing common values, would provide new solutions for both the increasing unmet needs in visual health and the growing appetite for premium branded products Two pure plays joining forces Luxottica Group and Essilor International would bring together complementary expertise in ophthalmic lenses, prescription frames, and sunglasses and develop comprehensive product and service offerings for consumers The new entity, with combined sales in excess of €15bn, more than 140,000 employees and sales in more than 150 countries, would be a growth platform with sound capital structure and enhanced financial capabilities, ideally positioned to benefit from future opportunities Expected to generate significant synergies Complementary businesses High growth potential

Key Transaction Highlights

Transaction structure	↗ Contribution by Delfin of its entire stake in Luxottica (approx. 62% of Luxottica's capital) to Essilor, in exchange for newly-issued Essilor shares ↗ Essilor mandatory exchange offer for all remaining issued and outstanding Luxottica shares(1) ↗ Essilor to become a holding company (EssilorLuxottica) for (i) Luxottica and (ii) Essilor International
Exchange ratio	↗ 0.461 Essilor share for 1 Luxottica share
Shareholders / BoD support	↗ Unanimous support from Essilor Board ↗ Binding commitment from Delfin to contribute its Luxottica shares ↗ Unanimous support from Luxottica Board
Timetable	↗ Closing expected in H2 2017
Shareholding structure	↗ Delfin to own 31-38%(2) shares in EssilorLuxottica. Voting rights capped at 31% for all shareholders

(1) In accordance with Italian Law
(2) Depending on acceptance rate of the exchange offer, 31% assumes 100% acceptance rate of exchange offer

ESSILOR
5
LUXOTTICA

6 Two Dynamic Pure Plays in the Eyewear Industry 1849 1961 From national champions to global players

Key success factors 7 Complementary Profiles with Limited Overlap Ophthalmic Lenses +++++ + R&D / Brands / Supply chain Distribution ++ (online) ++++ (retail + online) Scale / Diversified channels Sunglasses/ Frames + +++++ R&D / Brands / Supply chain EssilorLuxottica: a global player across the value chain

8 A Complementary Brand Portfolio Lenses Sun / Frames Brick-and-Mortar Retail and Omnichannel distribution Proprietary Licensed

9 Global Presence with Significant Upside Remaining North America (54% of 2015 combined revenues) Latin America (6% of 2015 combined revenues) Europe (22% of 2015 combined revenues) Asia-Pacific, Middle East, Africa (18% of 2015 combined revenues) €bn €bn €bn €bn * 2015 public figures, therefore not adjusted for inter-companies sales (1) Sell-out value for contact lenses, spectacle lenses, readers, sunglasses and frames Source: Essilor fundamental data – 2015 estimates A ~€95bn Market(1) North America ~ € 31bn Latin America ~ € 6bn Asia/ Pacific/ ME/Africa ~ € 27bn Europe ~ € 32bn 1.9 1.6 3.5 Essilor Luxottica Essilor Luxottica* 1.2 1.5 2.7 Essilor Luxottica Essilor Luxottica* 3.2 5.2 8.4 Essilor Luxottica Essilor Luxottica* 0.4 0.5 1.0 Essilor Luxottica Essilor Luxottica*

10 An Outstanding Combination Driving Superior Growth Leverage existing retail footprint and online platforms Revolution in a combined “frame + lens” offering Drive market development Leaner and faster supply chain Enhance consumer experience Innovation as a key driver to create value in the industry Enhance lens category and improve product mix Foster acceptance of premium branded frames Increase capabilities to mobilize consumers Serve the industry better Increase consumer reach

11 Progressive Ramp-up of Synergies Market growth acceleration Category development/Mix improvement (frames & lenses) Sun mix improvement and sun prescription penetration Online penetration Consumer engagement Emerging markets development Net Revenue Synergies 200 – 300 M€ p.a. Supply chain optimization Insourcing Logistics & distribution centers (frames + lenses) Laboratory network streamlining Cost Synergies 150 – 200 M€ p.a. G&A and purchasing cost reduction 70 – 100 M€ p.a. Expected progressive synergies: mid-term EBIT impact(1) (1) Based on preliminary assumptions. Revenue synergies to accelerate in the long term

Combined pre-synergies 12 The Combination of Two Growing and Profitable Players Sales EBITDA (% margin) Net Debt Net Debt / EBITDA 1.3x 0.5x 0.9x €2.1bn €1.0bn €3.1bn(2) Market capitalisation c.€23bn c.€24bn c.€47bn(3) €1.6bn 25% €1.9bn 21% c.€3.5bn €6.7bn €9bn(1) €15bn+ 2015 financials (1) Adjusted revenue; reflects adjustment of $174.3 million due to modification of contract terms. For more information see Item 5 of Luxottica’s 2015 annual report on Form 20-F (2) Assumes exchange offer acceptance rate of 100% (3) Assumes offer acceptance rate of 100%. Based on Luxottica and Essilor fully diluted NOSH and share prices as of 13/01/2017

13 Balanced Governance and Leadership Board of Directors Executive Chairman: Leonardo Del Vecchio Executive Vice-Chairman: Hubert Sagnières Equally composed Board with 8 members from Essilor and 8 members from Luxottica Management EssilorLuxottica CEO: Leonardo Del Vecchio EssilorLuxottica Deputy CEO: Hubert Sagnières Essilor International Chairman & CEO: Hubert Sagnières Luxottica Executive Chairman: Leonardo Del Vecchio Committees Four Board committees with equal representation of Essilor and Luxottica Integration committee Other Voting rights cap at 31%. No double voting rights Delfin standstill on takeover bid on EssilorLuxottica (as long as no other offer is filed / no other shareholder acquires 20% ownership)

14 Outstanding Value Proposition for all Stakeholders Organisations sharing common values and attributes Creation of a more global and multicultural company Stronger Company purpose Shareholders More integrated and diversified offering Improved value proposition derived from innovation on a larger scale Accelerating digital offering Solid growth and operating profitability prospects More diversified and balanced operational profile Robust balance sheet and cash generation Significant synergy potential Customers / Consumers Employees

QUESTIONS & ANSWERS